SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                               Amendment No. 1 to
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                           ION LASER TECHNOLOGY, INC.
                                (Name of Issuer)

                             LCO INVESTMENTS LIMITED
                               RICHARD S. BRADDOCK
                                 LYNN B. BARNEY
                                ANDREW HOFMEISTER
                      (Names of Persons Filing Statements)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)


                                   461909 20 2
                                 (CUSIP Number)


                              CRAIGH LEONARD, ESQ.
                             RICHARDS & O'NEIL, LLP
                                885 THIRD AVENUE
                               NEW YORK, NEW YORK
                                      10022
                                 (212) 207-1200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 2, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with this statement. |_|

                                  SCHEDULE 13D

CUSIP  NO. 461909 20 2

(1)   Name of reporting persons              LCO INVESTMENTS LIMITED
      ...................................
      S.S. or I.R.S. identification Nos.
      of above persons
      ...................................

(2)   Check the appropriate box if a        (a) |X|
      member of a group                     (b) |_|
      (see instructions)

(3)   SEC use only ......................

(4)   Source of funds
      (see instructions) ................   WC

(5)   Check if disclosure of legal
      proceedings is required pursuant to
      items 2(d) or 2(e) ................   |_|

(6)   Citizenship or place of
      organization.......................   GUERNSEY, CHANNEL ISLANDS

Number of shares beneficially owned by each reporting person with:

(7)   Sole voting power .................   287,900

(8)   Shared voting power ...............   228,000 (which includes 214,000
                                            shares subject to purchase within 60
                                            days upon the exercise by Lynn B.
                                            Barney of certain options)

(9)   Sole dispositive power ............   287,900

(10)  Shared dispositive power...........   None

(11)  Aggregate amount beneficially owned
      by each reporting person ..........   515,900

(12)  Check if the aggregate amount in
      Row (11) excludes certain shares
      (see instructions) ................   |_|

(13)  Percent of class represented by
      amount in Row (11) ................   9.6%

(14)  Type of reporting person (see
      instructions) .....................   CO

CUSIP NO.   461909 20 2

(1)   Names of reporting persons             RICHARD S. BRADDOCK
      ....................................
      S.S. or I.R.S. identification
      Nos. of above persons
      ....................................

(2)   Check the appropriate box              (a)  |X|
      if a member of a group                 (b)  |_|
      (see instructions)

(3)   SEC use only .......................

(4)   Source of funds (see
      instructions) .....................    PF

(5)   Check if disclosure of legal
      procedures is required pursuant to
      items 2(d) or 2(e) .................

(6)   Citizenship or place of
      organization .......................   UNITED STATES

Number of shares beneficially owned by each reporting person with:

(7)   Sole voting power ..................   74,000 (which includes 15,000
                                             shares subject to purchase within
                                             60 days upon the exercise of
                                             certain options)

(8)   Shared voting power ................   None

(9)   Sole dispositive power .............   74,000 (which includes 15,000
                                             shares subject to purchase within
                                             60 days upon the exercise of
                                             certain options)

(10)  Shared dispositive power ...........   None

(11)  Aggregate amount beneficially owned
      by each reporting person ...........   74,000

(12)  Check if the aggregate amount in
      Row (11) excludes certain shares (see
      instructions) ......................   |_|

(13)  Percent of class represented by
      amount in Row (11) .................   1.4%

(14)  Type of reporting person
      (see instructions) .................   IN

CUSIP NO.   461909 20 2

(1)   Names of reporting persons             LYNN B. BARNEY
      ....................................
      S.S. or I.R.S. identification
      Nos. of above persons
      ....................................

(2)   Check the appropriate box              (a) |X|
      if a member of a group                 (b) |_|
      (see instructions)

(3)   SEC use only .......................

(4)   Source of funds (see
      instructions) ......................   PF

(5)   Check if disclosure of legal
      procedures is required pursuant to
      items 2(d) or 2(e) .................   |_|

(6)   Citizenship or place of
      organization .......................   UNITED STATES

Number of shares beneficially owned by each reporting person with:

(7)   Sole voting power ..................   None

(8)   Shared voting power ................   228,000 (which includes 214,000
                                             shares subject to purchase within
                                             60 days upon the exercise by Lynn
                                             B. Barney of certain options)

(9)   Sole dispositive power .............   228,000 (which includes 214,000
                                             shares subject to purchase within
                                             60 days upon the exercise by Lynn
                                             B. Barney of certain options)

(10)  Shared dispositive power ...........   None

(11)  Aggregate amount beneficially owned
      by each reporting person ...........   228,000

(12)  Check if the aggregate amount in
      Row (11) excludes certain shares (see
      instructions) ......................   |X|

(13)  Percent of class represented by
      amount in Row (11) .................   4.2%

(14)  Type of reporting person
      (see instructions) .................   IN

CUSIP NO.   461909 20 2

(1)   Names of reporting persons             ANDREW HOFMEISTER
      ....................................
      S.S. or I.R.S. identification
      Nos. of above persons
      ....................................

(2)   Check the appropriate box              (a) |X|
      if a member of a group                 (b) |_|
      (see instructions)

(3)   SEC use only .......................

(4)   Source of funds (see
      instructions) ......................   PF

(5)   Check if disclosure of legal
      procedures is required pursuant to
      items 2(d) or 2(e) .................

(6)   Citizenship or place of
      organization .......................   UNITED STATES

Number of shares beneficially owned by each reporting person with:

(7)   Sole voting power ..................   5,000 (all of which shares are
                                             subject to purchase within 60 days
                                             upon the exercise of certain
                                             options)

(8)   Shared voting power ................   None

(9)   Sole dispositive power .............   5,000 (all of which shares are
                                             subject to purchase within 60 days
                                             upon the exercise of certain
                                             options)

(10)  Shared dispositive power ...........   None

(11)  Aggregate amount beneficially owned
      by each reporting person ...........   5,000 (all of which shares are
                                             subject to purchase within 60 days
                                             upon the exercise of certain
                                             options)

(12)        Check if the aggregate amount in
            Row (11) excludes certain shares (see
            instructions) ......................   |_|

(13)        Percent of class represented by
            amount in Row (11) .................   0.1%

(14)        Type of reporting person
            (see instructions) .................   IN

                     ION LASER TECHNOLOGY, INC. SCHEDULE 13D
                                 AMENDMENT NO. 1

NOTE: This Amendment No. 1 amends and restates a Statement on Schedule 13D filed on April 11, 1996 (the "Initial Schedule 13D") on behalf of LCO Investments Limited ("LCO Investments"), Richard S. Braddock, Lynn B. Barney and Andrew Hofmeister.

            This Amendment No. 1 is being filed to amend Items 2, 3, 4, 5 and 6 of the Schedule 13D and previously filed Exhibits A and B. The information reported in Item 1 of the Schedule 13D has not changed since the date of the Initial Schedule 13D.

Item 1. Security and Issuer.

            This Statement relates to the Common Stock, par value $.001 per share ("Common Stock"), of Ion Laser Technology, Inc. (the "Company") which, to the best knowledge of the persons filing this Statement, is a corporation organized under the laws of Utah with principal executive offices at 3828 South Main Street, Salt Lake City, Utah 84121.

Item 2. Identity and Background.

            This Statement is filed by a group comprised of LCO Investments Limited, Richard S. Braddock, Lynn B. Barney and Andrew Hofmeister (each, a "Reporting Person").

            LCO Investments Limited (a) A person included within the group filing this Statement is LCO Investments Limited ("LCO Investments"). LCO Investments is wholly-owned and controlled by The ERSE Trust. The sole trustee of The ERSE Trust is CAP Advisers Limited (Dublin Branch). Information regarding The ERSE Trust and CAP Advisers Limited is set forth below in this Item 2.

            (b) The business address of LCO Investments is Canada Court, Upland Road, St. Peter Port, Guernsey, Channel Islands. The name and business address of each executive officer and director of LCO Investments is set forth on Exhibit A and is incorporated by reference herein.

            (c) The principal business of LCO Investments is to serve as an investment holding company. The present principal occupation of each executive officer and director of LCO Investments is set forth on Exhibit A and is incorporated by reference herein.

            (d) Neither LCO Investments nor any of its executive officers or directors has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) Neither LCO Investments nor any of its executive officers or directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) LCO Investments is a corporation organized under the laws of Guernsey, Channel Islands. The citizenship of each executive officer and director of LCO Investments is set forth on Exhibit A and is incorporated by reference herein.

            CAP Advisers Limited (a) CAP Advisers Limited ("CAP Advisers") (Dublin Branch) is the sole trustee of The ERSE Trust, of which LCO Investments is a wholly-owned subsidiary.

            (b) The business address of CAP Advisers (Geneva Branch) is 1, rue Etienne-Dumont, 1204 Geneva, Switzerland. The business address of CAP Advisers (Dublin Branch) is 36 FitzWilliam Place, Dublin 2, Ireland. The name and business address of each executive officer and director of CAP Advisers is set forth on Exhibit B and is incorporated by reference herein.

            (c) The principal business of CAP Advisers is to provide investment advice. In addition, CAP Advisers (Dublin Branch) is the sole trustee of The ERSE Trust. The present principal occupation of each executive officer and director of CAP Advisers is set forth on Exhibit B and is incorporated by reference herein.

            (d) Neither CAP Advisers nor any of its executive officers or directors has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) Neither CAP Advisers nor any of its executive officers or directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) CAP Advisers is a corporation organized under the laws of the United Kingdom. The citizenship of each executive officer and director of CAP Advisers is set forth on Exhibit A and is incorporated by reference herein.

            The ERSE Trust (a) The ERSE Trust (the "ERSE Trust") is the 100% owner and controlling person of LCO Investments. The sole trustee of ERSE Trust is CAP Advisers (Dublin Branch).

            (b) The business address of ERSE Trust is c/o CAP Advisers (Dublin Branch), 36 FitzWilliam Place, Dublin 2, Ireland. The name and business address of the sole trustee of ERSE Trust is set forth on Exhibit C and is incorporated by reference herein.

            (c) The principal business of ERSE Trust is to serve as a private trust to hold and invest funds for the benefit of certain related individuals and charities. The present principal occupation of the sole trustee of ERSE Trust is set forth on Exhibit C and is incorporated by reference herein.

            (d) Neither ERSE Trust nor its trustee has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) Neither ERSE Trust nor its trustee has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) ERSE Trust is a trust organized under the laws of Guernsey, Channel Islands. The jurisdiction of organization of the sole trustee of ERSE Trust is set forth on Exhibit C and is incorporated by reference herein.

            Richard S. Braddock (a) A person included within the group filing this Statement is Richard S. Braddock ("Mr. Braddock").

            (b) Mr. Braddock's residence is 10 Gracie Square, New York, New York 10028.

            (c) Mr. Braddock's principal occupation is as a private investor. He is also a Director of the Company.

            (d) During the last five years, Mr. Braddock has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) During the last five years, Mr. Braddock has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Braddock is a United States citizen.

            Lynn B. Barney (a) A person included within the group filing this Statement is Mr. Lynn B. Barney ("Mr. Barney").

            (b) The business address of Mr. Barney is 3828 South Main Street, Salt Lake City, Utah 84121.

            (c) Mr. Barney's principal occupation is President and Chief Executive Officer of the Company. He is also a Director of the Company.

            (d) During the last five years, Mr. Barney has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) During the last five years, Mr. Barney has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Barney is a United States citizen.

            Andrew Hofmeister (a) A person included within the group filing this Statement is Mr. Andrew Hofmeister ("Mr. Hofmeister").

            (b) The business address of Mr. Hofmeister is c/o Excimer Vision Leasing, 101 Ygnacio Valley Road, Suite 212, Walnut Creek, California 94596.

            (c) Mr. Hofmeister's principal occupation is President of Excimer Vision Leasing. He is also a Director of the Company.

            (d) During the last five years, Mr. Hofmeister has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) During the last five years, Mr. Hofmeister has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Hofmeister is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

            On April 1, 1996, LCO Investments and Mr. Braddock acquired from the Company shares of the Company's Common Stock at a purchase price of $15.00 per share, pursuant to a Securities Purchase Agreement dated as of such date (the "Purchase Agreement"). LCO Investments acquired 224,000 shares of Common Stock for an aggregate purchase price of $3,360,000. Mr. Braddock acquired 56,000 shares of Common Stock for an aggregate purchase price of $840,000. The source of funds for such purchase by LCO Investments was its own capital funds. The source of funds for such purchase by Mr. Braddock was his own personal funds.

            Mr. Barney has included in this Statement 228,000 shares of the Company's Common Stock. Of those shares, 14,000 are held of record by a retirement plan of which Mr. Barney is a beneficiary, and 214,000 are subject to purchase within 60 days upon the exercise of certain stock options granted to Mr. Barney. As described in Items 5 and 6 below, Mr. Barney granted LCO certain voting rights with respect to the shares of Common Stock beneficially owned by him in connection with the closing of the transactions under the Purchase Agreement.

            On March 5, 1996, LCO Investments acquired 10,000 shares of Common Stock through open market purchases for an aggregate purchase price of $128,360. On March 6, 1996, LCO Investments acquired 40,000 shares of Common Stock through open market purchases for an aggregate purchase price of $689,640. On October 31, 1996, LCO Investments acquired 13,900 shares of Common Stock from Osterfak Ltd. for an aggregate purchase price of $149,425. The source of funds for such purchases was the capital funds of LCO Investments.

            On March 1, 1996, Mr. Braddock acquired 3,000 shares of Common Stock through open market purchases for an aggregate purchase price of $54,209. The source of funds for such purchase was his personal funds. On May 2, 1996, Mr. Braddock was granted options to purchase 15,000 shares of Common Stock for an exercise price of $21.00 per share, in consideration for serving as Chairman of the Company's Board of Directors.

            On May 2, 1996, Mr. Hofmeister was granted options to purchase 5,000 shares of Common Stock for an exercise price of $21.00 per share, in consideration for serving on the Company's Board of Directors.

Item 4. Purpose of Transactions.

            Each of LCO Investments and Mr. Braddock acquired voting control or dispositive power over the shares of Common Stock included by it in this Statement for investment. As described in Items 5 and 6 below, Mr. Barney, the President and Chief Executive Officer and a Director of the Company, granted to LCO the right to vote the shares of Common Stock beneficially owned by him in certain events. LCO Investments, Mr. Braddock and Mr. Barney thus now formed a "group" as such term is defined in Rule 13d-1(f). Mr. Hofmeister became a member of the "group" on May 2, 1996 upon being granted options to purchase 5,000 shares of Common Stock. The group has no plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except for the following:

            (i) Concurrent with the closing of the purchase by LCO Investments and Mr. Braddock of shares of Common Stock from the Company pursuant to the Purchase Agreement, (A) the number of directors comprising the Company's Board of Directors was increased to five, and (B) Mr. Braddock and Mr. Hofmeister were appointed as Directors of the Company. Mr. Braddock is one of the persons included in the group filing this Statement. Mr. Hofmeister is one of the persons included in the group filing this Statement and was designated by LCO Investments, also a person included in the group. Mr. Barney, another person included in the group, continues to serve as a Director of the Company.

            (ii) Under the Purchase Agreement, LCO Investments and Mr. Braddock also acquired from the Company options to purchase shares of the Company's Common Stock at an exercise price of $20.00 per share. LCO Investments acquired options to purchase 773,334 shares of Common Stock. Mr. Braddock acquired options to purchase 193,333 shares of Common Stock. These options cannot be exercised by LCO Investments and Mr. Braddock, respectively, before March 31, 1998.

As described in Items 5 and 6 below, LCO has the power to nominate two persons for election as members of the Company's Board of Directors, so long as it holds a requisite amount of the Company's Common Stock. By having the right to nominate candidates for election to the Company's Board, LCO will have the power to influence the management, strategies and conduct of the business and affairs of the Company. So long as he is Chairman of the Board of Directors, Mr. Braddock will also have the power to exert such influence. So long as he is a Director, Mr. Hofmeister will also have the power to exert such influence. Mr. Barney is the President and Chief Executive Officer of the Company, as well as a Director. Accordingly, he has significant influence over all aspects of the Company's business, operations and strategic direction. In addition to the foregoing, the group or any of its members may acquire additional shares of Common Stock or sell shares of Common Stock, from time to time, depending upon price and market conditions, evaluations of alternative investments and other factors.

Item 5. Interest in Securities of the Issuer.

            (a) As of the date hereof, LCO Investments, CAP Advisers and ERSE Trust each beneficially owns 515,900 shares of Common Stock, which constitutes 9.6% of the 5,399,830 shares of Common Stock which are believed to be the total number of shares of Common Stock outstanding on the date hereof (which includes 214,000 shares subject to purchase within 60 days upon the exercise by Mr. Barney of certain options). LCO Investments is the direct beneficial owner of such shares. ERSE Trust (as the 100% owner of LCO Investments) and CAP Advisers (as the sole trustee of ERSE Trust) are beneficial owners of such shares for purposes of this Item 5(a). Mr. Braddock beneficially owns 74,000 shares of Common Stock which constitutes 1.4% of the 5,185,830 outstanding shares (which includes 15,000 shares subject to purchase within 60 days upon the exercise by Mr. Braddock of certain options). Mr. Barney beneficially owns 228,000 shares of Common Stock which constitutes 4.2% of the 5,399,830 outstanding shares (which includes 214,000 shares subject to purchase within 60 days upon the exercise by Mr. Barney of certain options). Mr. Hofmeister beneficially owns 5,000 shares of Common Stock which constitutes 0.1% of the 5,185,830 outstanding shares (all of which shares are subject to purchase within 60 days upon the exercise by Mr. Hofmeister of certain options). After eliminating shares under common beneficial ownership, the group owns an aggregate of 594,900 shares of Common Stock which constitutes 11.0% of the 5,399,830 shares outstanding (which includes the shares subject to purchase within 60 days upon the exercise by Mr. Braddock, Mr. Barney or Mr. Hofmeister of certain options).

            (b) Concurrent with the closing of the transactions under the Purchase Agreement, the number of directors of the Company was increased to five and Mr. Braddock and Mr. Hofmeister were appointed as Directors of the Company (each, an "LCO Director"). The Purchase Agreement provides that, in the event of the death, disability, legal incapacity, resignation or removal of an LCO Director, LCO shall have the exclusive right to designate a successor nominee for election as a Director, so long as two conditions are satisfied: (i) the purchasers of the 300,000 shares of Common Stock sold under the Purchase Agreement (the "Purchasers") and their respective permitted transferees (as provided therein) collectively are the beneficial owners of 5% or more of the issued and outstanding shares of Common Stock of the Company, and (ii) LCO Investments, or an affiliate or person controlled by or under common control with LCO Investments, is the beneficial owner of at least 5% of the Common Stock of the Company then held by the Purchasers and their respected permitted transferees under the Purchase Agreement. In determining the beneficial ownership of the Purchasers for such purpose, the shares of Common Stock issuable upon the exercise of the options purchased by the Purchasers under the Purchase Agreement shall be deemed to be issued and outstanding.

            In addition, as a condition to the closing under the Purchase Agreement, Mr. Barney delivered to LCO a proxy. Pursuant to this proxy, Mr. Barney appointed LCO his authorized agent and attorney-in-fact with full right and power to vote Mr. Barney's shares of Common Stock for a single purpose: the election as a Director of the Company of any LCO Director nominated in accordance with the Purchase Agreement. Such proxy is irrevocable until such time as Mr. Barney ceases to be an employee of the Company, LCO does not vote in favor of Mr. Barney for election as a Director of the Company, or either of the conditions (set forth in clauses (i) and (ii) of the preceding paragraph) shall cease to be satisfied. Mr. Barney has sole voting power over the shares of Common Stock held by him for all other purposes. For purposes of this Statement, Mr. Barney and LCO are deemed to have shared voting power with respect to the shares of Common Stock beneficially owned by Mr. Barney.

            Except as described above in this Item 5, no member of the group has delegated to any other member of the group voting or dispositive power over shares of the Company's Common Stock.

            The voting and dispositive power of each person listed in Item 5(a) is set forth in the following table. CAP Advisers (Dublin Branch) is the sole trustee of ERSE Trust, which wholly-owns LCO Investments. CAP Advisers and ERSE Trust are listed because of such trustee and ownership relationships, although neither entity has a contractual or legal right to vote or dispose of any shares of Common Stock listed below.

                          Sole        Shared            Sole           Shared
        Name              Vote         Vote         Disposition     Disposition
        ----              ----        ------        -----------     -----------
LCO Investments         287,900       228,000         287,900            0
CAP Advisers            287,900       228,000         287,900            0
ERSE Trust              287,900       228,000         287,900            0
Richard S. Braddock      74,000             0          74,000            0
Lynn B. Barney                0       228,000         228,000            0
Andrew Hofmeister         5,000             0           5,000            0

The 228,000 shares of Common Stock listed in the above table for which LCO Investments, CAP Advisers, ERSE Trust and Mr. Barney have shared voting power and Mr. Barney has sole dispositive power includes 214,000 shares subject to purchase within 60 days upon the exercise by Mr. Barney of certain options. The 74,000 shares listed above with respect to Mr. Braddock includes 15,000 shares subject to purchase within 60 days upon the exercise by Mr. Braddock of certain options. All of the 5,000 shares listed above with respect to Mr. Hofmeister are subject to purchase within 60 days upon the exercise by Mr. Hofmeister of certain options.

            (c) On April 1, 1996, LCO Investments and Mr. Braddock acquired shares of Common Stock pursuant to the Purchase Agreement. LCO Investment acquired 224,000 shares of Common Stock at $15.00 per share for an aggregate purchase price of $3,360,000.

Mr. Braddock acquired 56,000 shares of Common Stock for an aggregate purchase price of $840,000. The options acquired by LCO Investments and Mr. Braddock under the Purchase Agreement are exercisable at $20.00 per share. LCO Investments paid $373,333.65 for options to purchase an aggregate of 773,334 shares of Common Stock. Mr. Braddock paid $93,333.35 for options to purchase an aggregate of 193,333 shares of Common Stock. The sources of funds for such purchases were the capital funds of LCO Investments and the private funds of Mr. Braddock, respectively.

            On March 5, 1996, LCO Investments acquired 10,000 shares of Common Stock through open market purchases for an aggregate purchase price of $128,360. On March 6, 1996, LCO Investments acquired 40,000 shares of Common Stock through open market purchases for an aggregate purchase price of $689,640. On October 31, 1996, LCO Investments acquired 13,900 shares of Common Stock from Osterfak Ltd. for an aggregate purchase price of $149,425. The source of funds for such purchases was the capital funds of LCO Investments.

            On March 1, 1996, Mr. Braddock acquired 3,000 shares through open market purchases for an aggregate purchase price of $54,209. The source of funds for such purchase was his personal funds. On May 2, 1996, Mr. Braddock was granted options to purchase 15,000 shares of Common Stock for an exercise price of $21,000 per share, in consideration for serving as Chairman of the Company's Board of Directors.

            On May 2, 1996, Mr. Hofmeister was granted options to purchase 5,000 shares of Common Stock for an exercise price of $21.00 per share, in consideration for serving as a Director of the Company.

            Mr. Barney did not effect any transactions in shares of Common Stock during the 60 day period ended the date hereof, other than his delivery to LCO Investments of the proxy described in Item 5(a) above.

            (d) No person other than LCO Investments (and, indirectly, ERSE Trust as its parent and CAP Advisers (Dublin Branch) as the sole trustee of ERSE Trust) is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the shares of Common Stock and options acquired by LCO Investments under the Purchase Agreement and through open market and other purchases.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            Except for the information set forth in Items 3, 4 and 5 of this Statement and as described below in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among the persons named in Item 2 above or between such persons and any other person, with respect to the securities of the Company.

            Concurrently with the closing of the transactions under the Purchase Agreement, LCO Investments granted to Mr. Braddock an interest (the "Carried Interest") equal to 5% of any profits realized by LCO Investments pursuant to
(i) the 224,000 shares of Common Stock acquired by LCO Investments under the Purchase Agreement, (ii) the 773,334 shares of Common Stock subject to options acquired by LCO Investments under the Purchase Agreement, (iii) the aggregate of 50,000 shares of Common Stock acquired by LCO Investments through open market purchases on March 5 and 6, 1996, and (iv) any additional shares of Common Stock acquired by LCO Investments. The Carried Interest vests as follows: 20% on each April 1 from April 1, 1997 through and including April 1, 2001.

            On October 7, 1996, LCO Investments entered into a Consultancy Agreement dated as of September 12, 1996 with Andrew Hofmeister. Mr. Hofmeister, a director of the Company, was nominated by LCO Investments for election to the Board of Directors of the Company on April 1, 1996, concurrent with the closing of the purchase by LCO Investments and Richard S. Braddock of shares of Common Stock from the Company pursuant to the Purchase Agreement -- See Item 4. Pursuant to the Consultancy Agreement, Mr. Hofmeister agreed that, if elected, he would serve on the Board of Directors of the Company and any subsidiary thereof and perform such incidental services as LCO Investments might reasonably request. The Consultancy Agreement is terminable by either LCO Investments or Mr. Hofmeister on 30 days prior written notice to the other party.

            Pursuant to the Consultancy Agreement, LCO Investments granted to Mr. Hofmeister an interest (the "Hofmeister Carried Interest") equal to 1% of any profits realized by LCO Investments pursuant to (i) the 224,000 shares of Common Stock acquired by LCO Investments under the Purchase Agreement, (ii) the 773,334 shares of Common Stock subject to options acquired by LCO Investments under the Purchase Agreement, (iii) the aggregate of 50,000 shares of Common Stock acquired by LCO Investments through open market purchases on March 5 and 6, 1996, and (iv) any additional shares of Common Stock acquired by LCO Investments. The Hofmeister Carried Interest vests as follows: 20% on each April 1 from April 1, 1997 through and including April 1, 2001.

Item 7. Material to be Filed as Exhibits.

            Exhibit A, previously filed, contains the name, citizenship, office, business address and present principal occupation of each executive officer and director of LCO Investments.

            Exhibit B, previously filed, contains the name, citizenship, office, business address and present principal occupation of each executive officer and director of CAP Advisers.

            Exhibit C, previously filed, contains the name, jurisdiction of organization, business address and present principal occupation of each trustee of ERSE Trust.

            Exhibit D, previously filed, is a Joint Filing Agreement among LCO Investments, Mr. Braddock and Mr. Barney (the "Initial Joint Filing Agreement").

            Exhibit E, previously filed, are the Power of Attorney and Authorizing Agreement appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto and to sign the Initial Joint Filing Agreement on behalf of LCO Investments.

            Exhibit F, previously filed, is the Purchase Agreement described in Items 3 and 5 above.

            Exhibit G, previously filed, is the Irrevocable Voting Proxy of Mr. Barney appointing LCO Investments.

            Exhibit H, which appears on page 24 of this Amendment No. 1 to
Schedule 13D, is a Joint Filing Agreement among LCO Investments, Mr. Braddock, Mr. Barney and Mr. Hofmeister (the "Amendment No. 1 Joint Filing Agreement").

            Exhibit I, which appears on page 25 of this Amendment No. 1 to
Schedule 13D, is the Authorizing Agreement authorizing Craigh Leonard as Attorney-in-Fact to sign the Amendment No. 1 Joint Filing Agreement on behalf of LCO Investments.

            Exhibit J, which appears on pages 26 through 32 of this Amendment No. 1 to Schedule 13D, is the Consultancy Agreement described in Item 6 above.

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    Dated:  November 30, 1996


                                    LCO INVESTMENTS LIMITED


                                    By:  /s/ Craigh Leonard
                                       -----------------------------------
                                        Craigh Leonard
                                        Attorney-in-Fact


                                       /s/ Richard S. Braddock
                                       -----------------------------------
                                        Richard S. Braddock


                                      /s/ Lynn B. Barney
                                       -----------------------------------
                                        Lynn B. Barney


                                      /s/ Andrew Hofmeister
                                       -----------------------------------
                                        Andrew Hofmeister

                                                                       EXHIBIT A

            The name, citizenship, business address and present principal occupation of each executive officer and director of LCO Investments is as follows:


                                                  Present Principal
Name and Citizenship         Office               Occupation and Address
--------------------         ------               ----------------------

Anthony M. Pilaro            Director             Chairman
Ireland                                           CAP Advisers Limited
                                                  1 rue Etienne-Dumont
                                                  Geneva 1204, Switzerland

Chin Meng Yong               Executive Vice       Chief Financial Officer
Malaysia                     President            CAP Advisers Limited
                                                  1 rue Etienne-Dumont
                                                  Geneva 1204, Switzerland

Ken Brierley                 Director             Manager
Great Britain                                     The Bank of Nova Scotia
                                                  Trust Co. - CI Limited
                                                  P.O. Box 60
                                                  Kensington Place, St. Helier
                                                  Jersey, Channel Islands

Paul Weir                    Director             Assistant Manager
Great Britain                                     The Bank of Nova Scotia
                                                  Trust Co. - CI Limited
                                                  P.O. Box 60
                                                  Kensington Place, St. Helier
                                                  Jersey, Channel Islands

                                                                       EXHIBIT B

            The name, citizenship, business address and present principal occupation of each executive officer and director of CAP Advisers is as follows:


                                          Present Principal
Name and Citizenship      Office          Occupation and Address
--------------------      ------          ----------------------

Anthony M. Pilaro         Director and    Chairman
Ireland                   Chairman        CAP Advisers Limited
                                          1 rue Etienne-Dumont
                                          Geneva 1204, Switzerland

Chin Meng Yong            Executive Vice  Chief Financial Officer
Malaysia                  President       CAP Advisers Limited
                                          1 rue Etienne-Dumont
                                          Geneva 1204, Switzerland

Ken Brierley              Director        Manager
Great Britain                             The Bank of Nova Scotia Trust Co. - CI
                                          Limited
                                          P.O. Box 60
                                          Kensington Place, St. Helier
                                          Jersey, Channel Islands

Bernie Quant              Director        Assistant Manager
Great Britain                             The Bank of Nova Scotia Trust Co. - CI
                                          Limited
                                          P.O. Box 60
                                          Kensington Place, St. Helier
                                          Jersey, Channel Islands

                                                                       EXHIBIT H

                          JOINT FILING AGREEMENT AMONG
                            LCO INVESTMENTS LIMITED,
                              RICHARD S. BRADDOCK,
                      LYNN B. BARNEY AND ANDREW HOFMEISTER

            AGREEMENT, dated as of November 25, 1996, among LCO Investments Limited, Richard S. Braddock, Lynn B. Barney and Andrew Hofmeister.

                             W I T N E S S E T H:

            WHEREAS, in accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934 (the "Act"), only one Statement and any amendments thereto need be filed whenever two or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or any amendments thereto is filed on behalf of them.

            NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

            LCO Investments Limited, Richard S. Braddock, Lynn B. Barney and Andrew Hofmeister do hereby agree, in accordance with Rule 13d-1(f) under the Act, to file an Amendment No. 1 to Schedule 13D relating to their ownership of the Common Stock of Ion Laser Technology, Inc., and do hereby further agree that said Amendment shall be filed on behalf of each of them.

                                                LCO INVESTMENTS LIMITED


                                                By:  /s/ Craigh Leonard
                                                   -----------------------------
                                                    Craigh Leonard
                                                    Attorney-in-Fact


                                                  /s/ Richard S. Braddock
                                                   -----------------------------
                                                    Richard S. Braddock


                                                  /s/ Lynn B. Barney
                                                   -----------------------------
                                                    Lynn B. Barney


                                                  /s/ Andrew Hofmeister
                                                   -----------------------------
                                                    Andrew Hofmeister

                                                                       EXHIBIT I

                             LCO INVESTMENTS LIMITED
                      JOINT FILING AGREEMENT AUTHORIZATION

      The undersigned hereby authorizes Craigh Leonard to sign on the undersigned's behalf a Joint Filing Agreement relating to the filing of a
Schedule 13D with the United States Securities and Exchange Commission that will include references to 287,900 shares of Common Stock of Ion Laser Technology, Inc., which are owned directly by LCO Investments Limited and 228,000 additional shares of such Common Stock of which LCO Investments is deemed to be a beneficial owner.

      It is understood that the persons who will be parties to the Joint Filing Agreement will include LCO Investments Limited, Richard S. Braddock, Lynn B. Barney and Andrew Hofmeister.

Dated:  November 25, 1996                         LCO INVESTMENTS LIMITED



                                                  By: /s/  Chin Meng Yong
                                                     ---------------------------
                                                      Chin Meng Yong
                                                      Vice President

                                                                       EXHIBIT J

                                                               EXECUTION VERSION

                                   AGREEMENT

            THIS AGREEMENT, dated as of September 12, 1996 (this "Agreement"), between LCO INVESTMENTS LIMITED, a company organized under the laws of Guernsey, Channel Islands (the "Company"), and ANDREW HOFMEISTER (the "Consultant").

                              W I T N E S E T H:

            WHEREAS, the Company is an investment holding company and wishes to engage the Consultant to provide advisory services to the Company and certain other designated entities (collectively, "designated entities") and, if elected, to act as a member of the Board of Directors (or similar body) of specified entities in which the Company or certain designated entities have invested; and

            WHEREAS, the Consultant has financial business experience and is willing to make that experience available to the Company for the benefit of the designated entities subject to the terms and conditions of this Agreement.

            NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

            7. Consultancy Services Relating to Ion Laser Technology, Inc. The Consultant shall provide the following services to the Company for the benefit of the Company and designated entities:

            (a) if elected, serve on the board of directors of Ion Laser Technology, Inc. ("ILT") and any subsidiary thereof (any such appointment being as a "ILT Director" of a "ILT Company");

            (b) attend regular board meetings of any ILT Company of which he is from time to time a ILT Director and act as a diligent and responsible director thereof; and

            (c) perform such other incidental services as the Company may reasonably request from time to time.

            As the full and complete consideration for the services to be provided by the Consultant under Section 1 above the Company shall, in addition to the amounts payable under

Section 3 below, permit the Consultant to keep for his own account any fee received by him as a ILT Director.

            8. Term of Agreement. The term of this Agreement shall commence on the date hereof and shall continue thereafter until terminated by either party giving at least 30 days' prior written notice to the other party.

            9. Incentive Scheme re ILT. In this Section 3, the following words shall have the following meanings unless the context otherwise requires:

            (a) "the Scheduled ILT Shares" means those shares in ILT held as at April 1, 1996 by those shareholders as set out in Schedule I to this Agreement including any further ILT shares allotted to those shareholders in respect of the shares set out in the First Schedule on any capitalization issue or stock dividend of ILT.

            (b) "The Scheduled ILT Options" means those options on shares of ILT held as at April 1, 1996 by those shareholders set out in
                  Schedule I to this Agreement including any further ILT options allocated to those shareholders in respect of the options set out in Schedule I on any recapitalization or similar event of ILT.

            (c) "Additional ILT Shares" means any shares in ILT (other than the Scheduled ILT Shares) purchased or subscribed on or after April 1, 1996 and prior to Termination by the Company or any designated entities .

            (d) "Additional ILT Options" means any options on shares of ILT (other than the Scheduled ILT Options) purchased or subscribed on or after April 1, 1996 and prior to Termination by the Company or any designated entities.


            (e) "ILT Option Shares" means any shares of ILT issued upon exercise by the Company or any designated entity of ILT Options.

            (f) "Appreciation" means, in respect of any ILT Share, any increase in value thereof between:

                  (i) April 1, 1996 or if later the date on which it becomes an ILT Share; and

                  (ii) the earlier of the date on which the ILT Share is sold or Termination.

            (g) "Appreciation" means, in respect of any ILT Options, any increase in value thereof between:

                  (i) April 1, 1996 or if later the date on which the option becomes an ILT Option; and

                  (ii) the earlier of the date on which such option is sold or Termination.

            (h) "Appreciation" means, in respect of any ILT Option Shares, the difference, measured at the earlier of the date (the "Measurement Date") such ILT Option Share is sold or Termination, between:

                  (i) the value of such ILT Option Shares on the Measurement Date; and

                  (ii) the sum of the cost and the exercise price of the ILT Option pursuant to which such ILT Option Share was issued.

            (i) "ILT Shares" means the Scheduled ILT Shares and any Additional ILT Shares.

            (j) "ILT Options" means the Scheduled ILT Options and the Additional ILT Options.

            (k) "Incentive Amount" means the sum of (i) 1% of Appreciation of an ILT Share multiplied by the number of the ILT Shares in respect of which Incentive Amount is being calculated plus
                  (ii) 1% of the Appreciation of an ILT Option multiplied by the number of ILT Options in respect of which the Incentive Amount is being calculated plus (iii) 1% of the Appreciation of an ILT Option Share multiplied by the number of ILT Option Shares in respect of which the Incentive Amount is being calculated.

            (l) "sale" of any ILT Share, ILT Option or ILT Option Share means a disposal of that share or option whether for cash or any other form of consideration, except an exercise of an ILT Option shall not be deemed a sale thereof, and "sold" shall be construed accordingly.

            (m) "Termination" means termination of the term of this Agreement for any reason whatsoever.

            If at any time prior to Termination all or any of the ILT Shares, ILT Options or ILT Option Shares are sold, the Consultant shall be entitled to receive from the Company and be paid forthwith the Incentive Amount calculated in respect of those ILT Shares, ILT Options or ILT Option Shares so sold.

            If on Termination all or any ILT Shares, ILT Options or ILT Option Shares remain unsold, the Incentive Amount shall be calculated in respect of such ILT Shares, ILT

Options or ILT Option Shares and the Consultant shall be entitled to receive from the Company (payable as provided below) an amount (the "Relevant Amount") calculated as follows and which shall vest on Termination:

            (a) 20% of such Incentive Amount if Termination occurs between April 1, 1997 and March 31, 1998 inclusive; or

            (b) 40% of such Incentive Amount if Termination occurs between April 1, 1998 and March 31, 1999 inclusive; or

            (c) 60% of such Incentive Amount if Termination occurs between April 1, 1999 and March 31, 2000 inclusive; or

            (d) 80% of such Incentive Amount if Termination occurs between April 1, 2000 and March 31, 2001 inclusive; or

            (e) 100% of such Incentive Amount if Termination occurs after March 31, 2001.

            The Relevant Amount shall be payable to the Consultant within 30 days of Termination either in cash or, at the Company's option, as to the whole or any part (as determined by the Company) of the Relevant Amount, by the Company transferring or causing to be transferred to the Consultant ILT Shares, ILT Options or ILT Option Shares with a value as at Termination equal to the whole or such part of the Relevant Amount which shall be in satisfaction thereof.

            For the purpose of this Section 3, the value of an ILT Share, ILT Option or ILT Option Share shall be ascertained from the value of the Over-The-Counter Market bid side of ILT shares as appearing in the Wall Street Journal or similar publication or screen service at the nearest practicable date to the date to which the value is being calculated or, if ILT shares cease to be dealt with in the Over-The-Counter Market, shall be determined in such manner as the parties may agree or failing agreement as may be fixed by the Company's auditors acting as experts, not arbitrators, whose decision shall be final and binding on the parties and whose costs and expenses shall be borne by the Company.

            The Company shall forthwith notify the Consultant in writing upon any entities related to the Company acquiring any shares or options in ILT (other than Scheduled ILT Shares or Scheduled ILT Options) prior to Termination. Osterfak Ltd. shall not be deemed to be related to the Company for the purposes of this Agreement.

            4. Other Services of the Consultant. It is understood by the parties that the Company may from time to time request the Consultant to provide financial services and assistance to the Company for the benefit of entities that are not designated entities holding ILT Companies. The Consultant may agree to such requests at his discretion and the services and assistance shall be provided upon mutually agreeable terms.

            5. Relationship of Parties. The Consultant and the Company are entering into this Agreement as principals and nothing herein contained shall be construed as making either party an agent of the other for any purpose or as making either party an agent of any third party or as making the Consultant an employee of the Company. In particular, the Consultant shall have no power to enter into any contracts on behalf of the Company or to bind the Company in any way or to require the Company to act in accordance with the advice, recommendations and other services to be provided by the Consultant to the Company hereunder.

            6. Reports. The Consultant shall prepare and submit to the Company such regular periodic reports with respect to the activities undertaken by him in connection with this Agreement as the Company may reasonably request from time to time (consistent with the Consultant's duties as an ILT Director).

            7. Confidential Information. The Consultant shall not during the term of this Agreement (otherwise than in the proper performance of his duties) or thereafter without the prior written consent of the Company divulge to any person, firm or company, and shall during the term of this Agreement use his best endeavors to prevent the publication or disclosure of, any information concerning the confidential aspects and business, accounts or finances of the Company or any of the designated entities or the identity of their respective directors, trustees, shareholders or other beneficial owners or any of the secrets, dealings, transactions or affairs of the Company or any of the designated entities which have or may come to his knowledge during the course of this Agreement or previously or otherwise. On the termination of this Agreement, the Consultant shall forthwith surrender to the Company or as it may direct all original and copy documents in his possession relating to the business or affairs of the Company and any designated entities.

            8. Notices. Any notice or other document to be given hereunder to the Company shall be delivered or sent by first class recorded delivery post or by telecopier to the Company at its office address in Guernsey, Channel Islands (with a copy to CAP Advisers Limited at its office address in Switzerland) for the time being, and any notice or other document to be given hereunder to the Consultant shall be delivered to him or sent by first class recorded delivery post to his address as stated in this agreement or his usual or last known place of residence.

            9. Governing Law. This Agreement and the relationships of the parties in connection with the subject matter of this agreement shall be governed by and construed in accordance with the laws of New York without regard to the choice of law doctrine thereof.

            10.   General.

            (a) The Company shall notify the Consultant in writing from time to time of those entities that are "designated entities" for the purposes of this Agreement.

            (b) All payments of money to the Consultant will be subject to such deductions and withholdings by the Company as the Company is from time to time required to make pursuant to law or governmental regulations.

            (c) This Agreement constitutes the entire agreement of the parties hereto with respect to the services to be provided by the Consultant to the Company and supersedes all prior agreements and understandings of whatever nature between the parties hereto, and each of the parties acknowledges that it has not been induced to enter into this Agreement by any representation not incorporated in this Agreement.

            IN WITNESS WHEREOF, the undersigned parties have executed this Agreement as of the date first written above.

                                                  LCO INVESTMENTS LIMITED



                                                  By:  /s/ Chin Meng Yong
                                                     --------------------------
                                                      Name:  Chin Meng Yong
                                                      Title: Vice President



                                                       /s/ Andrew Hofmeister
                                                     --------------------------
                                                       ANDREW HOFMEISTER

                                                                      SCHEDULE I


                                       Number of ILT        Number of ILT
                                       -------------        -------------
Name and Address of Shareholder           Shares               Options
-------------------------------           ------               -------

LCO Investments Limited                   274,000              773,334
Canada Court
Upland Road, St. Peter Port
Guernsey, Channel Islands